

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2019

Steven L. Basta
President and Chief Executive Officer
Menlo Therapeutics Inc.
200 Cardinal Way, 2nd Floor
Redwood City, California 94063

     Re: Menlo Therapeutics Inc.
          Registration Statement on Form S-4
          Filed December 4, 2019
          File No. 333-235351

Dear Mr. Basta:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tim Buchmiller at (202) 551-3635 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Josh Dubofsky, Esq.